Exhibit 12.1

AmerisourceBergen Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,					For the Three Months Ended December 31,
(in thousands, except ratios)	2001	2002	2003	2004	2005	2004	2005
Determination of earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting	$202,094	$569,231	$729,146	$770,899	$468,825	$112,050	$159,310
Add:
Loss (income) on equity investments	10,866	605	6,918	(8,539)	(929)	(664)	266
Fixed charges (excluding capitalized interest)	50,093	147,995	152,885	123,586	82,579	25,874	17,478
Amortization of capitalized interest	—	18	18	46	691	57	198

Total earnings available for fixed charges	$263,053	$717,849	$888,967	$885,992	$551,166	$137,317	$177,252

Fixed charges:
Interest expense	$47,853	$142,346	$147,567	$117,923	$76,394	$24,419	$15,835
Capitalized interest	—	365	101	3,054	6,175	1,158	508
Estimated interest portion of rent expense	2,240	5,649	5,318	5,663	6,185	1,455	1,643

Total fixed charges	$50,093	$148,360	$152,986	$126,640	$88,754	$27,032	$17,986

Ratio of earnings to fixed charges	5.3	4.8	5.8	7.0	6.2	5.1	9.9

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